Exhibit 99.1

FOR RELEASE

Unitil Reports Third Quarter Earnings

HAMPTON, N.H., NOVEMBER 2, 2021 — Unitil Corporation (NYSE: UTL) (Unitil.com) today announced breakeven Net Income and earnings per share (EPS) for the third quarter of 2021, a decrease of $0.3 million in Net Income, or $0.02 in EPS, compared to the third quarter of 2020. For the nine months ended September 30, 2021, the Company reported Net Income of $21.6 million, or $1.42 per share, an increase of $3.0 million, or $0.17 per share, compared to the same nine month period in 2020. The Company’s Gas and Electric GAAP Gross Margins for the third quarter of 2021 were $11.3 million and $18.9 million, respectively. For the nine months ended September 30, 2021, the Company’s Gas and Electric GAAP Gross Margins were $67.7 million and $54.0 million, respectively. Weighted average common shares outstanding at September 30, 2021 reflect the issuance of 920,000 common shares during the third quarter.

“The Company’s strong results through the first nine months of 2021 reflect execution of our strategic plan and regulatory initiatives, the delivery of safe, reliable, and affordable service to our customers, and our commitment to corporate sustainability,” said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “In addition to strong year-to-date results, we are pleased to have recently issued our third annual Sustainability Report, highlighting the Company’s key initiatives, opportunities, and metrics related to environmental, social, and governance matters.” Unitil’s 2021 Sustainability Report may be accessed at Unitil.com.

Unitil’s Gas GAAP Gross Margin was $11.3 million and $67.7 million in the three and nine months ended September 30, 2021, respectively, increases of $0.8 million and $6.7 million compared to the same periods in 2020. The increase in the three month period was driven by higher rates and customer growth of $1.4 million, partially offset by higher depreciation and amortization expense of $0.6 million. The increase in the nine month period was driven by higher rates, customer growth and the favorable effect of colder winter weather of $8.9 million, partially offset by higher depreciation and amortization expense of $2.2 million.

Gas Adjusted Gross Margin (a non-GAAP measure1) was $19.4 million and $92.2 million in the

[1]

The accompanying section titled “Supplemental Information; Non-GAAP Financial Measures” more fully describes the non-GAAP measures used in this press release and includes a reconciliation of the non-GAAP measures to what the Company’s management believes are the most comparable GAAP measures.

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three and nine months ended September 30, 2021, respectively, increases of $1.4 million and $8.9 million compared to the same periods in 2020. The increase in the three month period was driven by higher rates and customer growth of $1.4 million. The increase over the nine month period was driven by higher rates and customer growth of $7.5 million and $1.4 million due to the favorable effect of colder winter weather.

Gas therm sales increased 5.0% and 4.3% in the three and nine month periods ended September 30, 2021, respectively, compared to the same periods in 2020. The increase in gas therm sales reflects colder winter weather in the first quarter of 2021 compared to the same period in 2020, and customer growth. Based on weather data collected in the Company’s gas service areas, on average there were 2.1% more Effective Degree Days (EDD) in the first nine months of 2021 compared to the same period in 2020, although 6.4% fewer EDD compared to normal. The Company estimates weather-normalized gas therm sales, excluding decoupled sales, increased 2.9% in the first nine months of 2021 compared to the same period in 2020. As of September 30, 2021, the number of gas customers increased by 592 over the previous year.

Electric GAAP Gross Margin was $18.9 million and $54.0 million in the three and nine months ended September 30, 2021, respectively, increases of $0.4 million and $1.8 million compared to the same periods in 2020. The increase in the three month period was driven by higher rates and customer growth of $1.3 million, partially offset by the effect of milder summer weather of $0.4 million and higher depreciation and amortization expense of $0.5 million. The increase in the nine month period was driven by higher rates and customer growth of $3.4 million, partially offset by higher depreciation and amortization expense of $1.6 million.

Electric Adjusted Gross Margin (a non-GAAP measure1) was $25.4 million and $73.4 million in the three and nine months ended September 30, 2021, respectively, increases of $0.9 million and $3.4 million compared with the same periods in 2020. The increase in the three month period was driven by higher rates and customer growth of $1.3 million, partially offset by $0.4 million from the effect of milder summer weather. The increase over the nine month period was driven by higher rates and customer growth of $3.4 million.

Total electric kilowatt-hour (kWh) sales increased 0.2% and 2.0%, respectively in the three and nine month periods ended September 30, 2021 compared to the same periods in 2020. Sales to Residential customers decreased 3.5% and increased 0.4%, respectively, in the three and nine

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month periods ended September 30, 2021 compared to the same periods in 2020. Sales to C&I customers increased 3.3% and 3.2%, respectively, in the three and nine month periods ended September 30, 2021 compared to the same periods in 2020. The changes in sales to Residential customers reflects customer growth and colder winter weather, offset by the effects of milder summer weather and lower Residential electric sales as the economy continues to reopen. The increase in sales to C&I customers reflects customer growth and increased usage due to improving economic conditions. Based on weather data collected in the Company’s electric service areas, on average there were 5.4% fewer Cooling Degree Days in the first nine months of 2021 compared to the same period in 2020. As of September 30, 2021, the number of electric customers increased by 652 over the previous year.

Operation and Maintenance expenses increased $0.6 million and $2.6 million in three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. The increase in the three month period reflects higher labor costs of $0.8 million, higher utility operating costs of $0.2 million, and lower professional fees of $0.4 million. The increase in the nine month period reflects higher utility operating costs of $1.6 million, higher labor costs of $1.2 million, and lower professional fees of $0.2 million.

Depreciation and Amortization expense increased $1.1 million and $3.8 million in the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. These increases primarily reflect additional depreciation associated with higher levels of utility plant in service and higher amortization.

Taxes Other Than Income Taxes increased $0.8 million and $0.6 million for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. The increase in the three month period reflects higher payroll taxes and higher local property taxes on higher utility plant in service. The increase in the nine month period reflects higher local property taxes on higher utility plant in service and slightly higher payroll taxes.

Interest Expense, Net increased $0.9 million and $1.8 million, respectively, in the three and nine months ended September 30, 2021, compared to the same periods in 2020, reflecting higher interest on long-term debt, partially offset by lower rates on lower levels of short-term debt.

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Hampton, NH 03842

T 603.772.0775

Unitil.com

Other Expense (Income), Net decreased $0.1 million and $0.6 million, respectively for the three and nine months ended September 30, 2021 compared to the same periods in 2020, reflecting lower retirement benefit and other costs.

Federal and State Income Taxes increased $1.1 million for the nine months ended September 30, 2021, respectively, compared to the same period in 2020, reflecting higher pre-tax earnings in the current period.

At its January 2021, April 2021, July 2021 and October 2021 meetings, the Unitil Corporation Board of Directors declared quarterly dividends on the Company’s common stock of $0.38 per share. These quarterly dividends result in a current effective annualized dividend rate of $1.52 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss third quarter 2021 results on Tuesday, November 2, 2021, at 10:00 a.m. Eastern Time. This call is being webcast. This call, financial and other statistical information contained in the Company’s presentation on this call, and information required by Regulation G regarding non-GAAP financial measures can be accessed in the Investor Relations section of Unitil’s website, Unitil.com.

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Hampton, NH 03842

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Unitil.com

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 107,100 electric customers and 85,600 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment, which the Company divested in the first quarter or 2019. For more information about our people, technologies, and community involvement please visit Unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: the COVID-19 pandemic, which could adversely impact the Company’s business, including by disrupting the Company’s employees’ and contractors’ ability to provide ongoing services to the Company, by reducing customer demand for electricity or natural gas, or by reducing the supply of electricity or natural gas; Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy commodity costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; unforeseen or changing circumstances, which could adversely affect the reduction of company-wide direct greenhouse gas emissions; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

Todd Diggins – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6504	Phone: 603-773-6404
Email: diggins@unitil.com	Email: omeara@unitil.com

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Hampton, NH 03842

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Unitil.com

Supplemental Information; Non-GAAP Financial Measures

The Company analyzes operating results using Gas and Electric Adjusted Gross Margins, which are non-GAAP measures. Gas Adjusted Gross Margin is calculated as Total Gas Operating Revenue less Cost of Gas Sales. Electric Adjusted Gross Margin is calculated as Total Electric Operating Revenues less Cost of Electric Sales. The Company’s management believes Gas and Electric Adjusted Gross Margins provide useful information to investors regarding profitability. Also the Company’s management believes Gas and Electric Adjusted Gross Margins are important measures to analyze revenue from the Company’s ongoing operations because the approved cost of gas and electric sales are tracked, reconciled and passed through directly to customers in gas and electric tariff rates, resulting in an equal and offsetting amount reflected in Total Gas and Electric Operating Revenue.

In the following tables the Company has reconciled Gas and Electric Adjusted Gross Margin to GAAP Gross Margin, which we believe to be the most comparable GAAP measure. GAAP Gross Margin is calculated as Revenue less Cost of Sales, and Depreciation and Amortization. The Company calculates Gas and Electric Adjusted Gross Margin as Revenue less Cost of Sales. The Company believes excluding Depreciation and Amortization, which are period costs and not related to volumetric sales, is a meaningful measure to inform investors of the Company’s profitability from gas and electric sales in the period.

Three Months Ended September 30, 2021 ($ millions)
	Gas	Electric	Non-Regulated and Other	Total
Total Operating Revenue	$32.6	$65.5	$—	$98.1
Less: Cost of Sales	(13.2)	(40.1)	—	(53.3)
Less: Depreciation and Amortization	(8.1)	(6.5)	(0.2)	(14.8)

GAAP Gross Margin	11.3	18.9	(0.2)	30.0
Depreciation and Amortization	8.1	6.5	0.2	14.8

Adjusted Gross Margin	$19.4	$25.4	$—	$44.8

Three Months Ended September 30, 2020 ($ millions)
	Gas	Electric	Non-Regulated and Other	Total
Total Operating Revenue	$27.5	$59.9	$—	$87.4
Less: Cost of Sales	(9.5)	(35.4)	—	(44.9)
Less: Depreciation and Amortization	(7.5)	(6.0)	(0.2)	(13.7)

GAAP Gross Margin	10.5	18.5	(0.2)	28.8
Depreciation and Amortization	7.5	6.0	0.2	13.7

Adjusted Gross Margin	$18.0	$24.5	$—	$42.5

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Nine Months Ended September 30, 2021 ($ millions)
	Gas	Electric	Non-Regulated and Other	Total
Total Operating Revenue	$151.3	$182.2	$—	$333.5
Less: Cost of Sales	(59.1)	(108.8)	—	(167.9)
Less: Depreciation and Amortization	(24.5)	(19.4)	(0.6)	(44.5)

GAAP Gross Margin	67.7	54.0	(0.6)	121.1
Depreciation and Amortization	24.5	19.4	0.6	44.5

Adjusted Gross Margin	$92.2	$73.4	$—	$165.6

Nine Months Ended September 30, 2020 ($ millions)
	Gas	Electric	Non-Regulated and Other	Total
Total Operating Revenue	$131.4	$170.3	$—	$301.7
Less: Cost of Sales	(48.1)	(100.3)	—	(148.4)
Less: Depreciation and Amortization	(22.3)	(17.8)	(0.6)	(40.7)

GAAP Gross Margin	61.0	52.2	(0.6)	112.6
Depreciation and Amortization	22.3	17.8	0.6	40.7

Adjusted Gross Margin	$83.3	$70.0	$—	$153.3

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Selected financial data for 2021 and 2020 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data

(Millions, except Per Share data)(Unaudited)

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2021	2020	Change	2021	2020	Change
Gas Therm Sales:
Residential	2.6	2.7	(3.7%)	34.3	34.2	0.3%
Commercial/Industrial	24.7	23.3	6.0%	132.7	125.9	5.4%

Total Gas Therm Sales	27.3	26.0	5.0%	167.0	160.1	4.3%

Electric kWh Sales:
Residential	199.7	207.0	(3.5%)	541.4	539.4	0.4%
Commercial/Industrial	258.7	250.4	3.3%	714.6	692.4	3.2%

Total Electric kWh Sales	458.4	457.4	0.2%	1,256.0	1,231.8	2.0%

Gas Revenues	$32.6	$27.5	$5.1	$151.3	$131.4	$19.9
Cost of Gas Sales	13.2	9.5	3.7	59.1	48.1	11.0

Gas Adjusted Gross Margin (a non-GAAP measure1):	19.4	18.0	1.4	92.2	83.3	8.9
Electric Revenues	65.5	59.9	5.6	182.2	170.3	11.9
Cost of Electric Sales	40.1	35.4	4.7	108.8	100.3	8.5

Electric Adjusted Gross Margin (a non-GAAP measure1):	25.4	24.5	0.9	73.4	70.0	3.4

Total Adjusted Gross Margin (a non-GAAP measure1):	44.8	42.5	2.3	165.6	153.3	12.3

Operation & Maintenance Expenses	16.7	16.1	0.6	51.2	48.6	2.6
Depreciation & Amortization	14.8	13.7	1.1	44.5	40.7	3.8
Taxes Other Than Income Taxes	6.1	5.3	0.8	18.5	17.9	0.6
Other Expense (Income), Net	1.0	1.1	(0.1)	3.4	4.0	(0.6)
Interest Expense, Net	6.5	5.6	0.9	19.5	17.7	1.8

Income (Loss) Before Income Taxes	(0.3)	0.7	(1.0)	28.5	24.4	4.1
Provision (Benefit) for Income Taxes	(0.3)	0.4	(0.7)	6.9	5.8	1.1

Net Income	$—	$0.3	$(0.3)	$21.6	$18.6	$3.0

Earnings Per Share	$—	$0.02	$(0.02)	$1.42	$1.25	$0.17

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

Unitil.com